UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

250 Bowie Ave

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained herein is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On March 17, 2022, the Board of Directors (the “Board”) of Canada Goose Holdings Inc. (or the “Company”) appointed Belinda Wong to the Board. The Board determined that Ms. Wong is an independent director in accordance with applicable NYSE listing rules and the rules and regulations of the U.S. Securities and Exchange Commission.

The Company put out the following release regarding Ms. Wong’s appointment:

Toronto, ON – March 17, 2022 – Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE: GOOS; TSX: GOOS) today announced the appointment of Belinda Wong, Chairman, Starbucks China and Executive Vice President, Starbucks, to the Canada Goose Board of Directors, effective immediately.

A member of Starbucks global executive leadership team, Belinda has over 20 years of deep field knowledge and leadership in China and the Asia Pacific region. In her current role at Starbucks, she is focused on delivering the brand’s growth in one of its largest and fastest growing international markets.

Prior to becoming chairman of Starbucks China, Belinda had a 10-year tenure as CEO of Starbucks China. Under her stewardship, Starbucks China achieved more than 12-fold expansion to reach nearly US$4 billion in revenue and a retail footprint of close to 6,000 company-operated stores. Most notably, Belinda created one of the most successful loyalty programs, Starbucks Rewards, with membership growing exponentially in recent years to nearly 18 million active members.

“Belinda’s extensive experience leading successful international and community-focused efforts, in particular in China and the Asia Pacific, will benefit our global business endeavours, and we’re thrilled to have her as a new member of our Board,” said Dani Reiss, CEO at Canada Goose. “I look forward to her insight and expertise as we continue on our long-term growth trajectory.”

Under Belinda’s leadership, Starbucks was also able to open its Farmer Support Center in Yunnan, China in 2012, which offers free agronomy expertise and resources to help local coffee farmers adopt more sustainable farming practices while improving crop yield. In 2020, she also established the Beijing Starbucks Foundation in China, deepening Starbucks commitment to leverage its scale for good to address key issues and uplift local communities.

“It’s an honor to join the Board of Directors at Canada Goose. I have long admired the Company’s performance luxury product, growth trajectory and commitment to keeping the planet cold and the people on it warm,” said Belinda Wong, Chairman, Starbucks China and Executive Vice President, Starbucks. “I look forward to working with my fellow Board members and the executive team as they continue to effectively grow their strong and impactful brand around the world.”

About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

	By:	/s/ David Forrest
	Name:	David Forrest
	Title:	Senior Vice President, General Counsel
Date: March 17, 2022